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                             April 25, 2022

       Brian Foote
       Chief Executive Officer
       Humbl, Inc.
       600 B Street, Suite 300
       San Diego, California 92101

                                                        Re: HUMBL, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed April 11,
2022
                                                            File No. 333-261403

       Dear Mr. Foote:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1 Filed April 11,
2022

       HUMBL, Inc. Consolidated Financial Statements for the Years Ended December 31, 2021 and
       2020
       Notes to Consolidated Financial Statements
       Note 12. Stockholders' Equity (Deficit), page F-26

   1.                                                   Regarding warrants
issued for services, please disclose the method used to estimate the fair value of the
awards and the significant assumptions used to determine the weighted-
                                                        average fair values.
Regarding both warrants and options issued for services, disclose the total compensation cost
related to nonvested awards not yet recognized and the weighted-
                                                        average period over
which it is expected to be recognized. Refer to ASC 718-10-50-1 and
                                                        50-2.
 Brian Foote
Humbl, Inc.
April 25, 2022
Page 2
Note 17. Subsequent Events, page F-34

2. Please provide a detailed analysis of how you concluded that the BizSecure acquisition was an asset purchase rather than the purchase of a business under both ASC 805 and
      Rule 11-01(d) of Regulation S-X.
       You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameBrian Foote
                                                          Division of
Corporation Finance
Comapany NameHumbl, Inc.
                                                          Office of Trade &
Services
April 25, 2022 Page 2
cc:       Ernest Stern
FirstName LastName